Largo Inc.

Annual Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

(Expressed in thousands / 000's of U.S. dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of Largo Inc. (formerly Largo Resources Ltd.) (the "Company" or "Largo") for the years ended December 31, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for the preparation and presentation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and, where relevant, the choice of accounting principles.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained.

The board of directors (the "Board" or "Board of Directors") and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfills these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the independent auditors. The Audit Committee has the responsibility of meeting with management and the independent auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company's external independent auditors.

The Company's independent auditors audit the consolidated financial statements annually on behalf of the Company's shareholders. The Company's independent auditors have full and free access to management and the Audit Committee.

/s/ "Daniel Tellechea"	/s/ "Ernest Cleave"

Daniel Tellechea	Ernest Cleave

Interim Chief Executive Officer	Chief Financial Officer

March 9, 2023	March 9, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Largo Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Largo Inc. (the Company) as of December 31, 2022, the related consolidated statement of income (loss) and comprehensive income (loss), statement of changes in equity, and statement of cash flows for the year ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its financial performance and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Toronto, Canada

March 9, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Largo Inc. (formerly Largo Resources Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Largo Inc. (formerly Largo Resources Ltd.) and its subsidiaries (together, the Company) as of December 31, 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the year then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 15, 2022

We served as the Company's auditor from 2014 to 2022.

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Consolidated Statements of Financial Position

		As at
		December 31,	December 31,
	Notes	2022	2021
Assets
Cash		$54,471	$83,790
Restricted cash		470	448
Amounts receivable	4	20,975	23,684
Inventory	5	64,221	45,322
Prepaid expenses		14,007	6,734
Total Current Assets		154,144	159,978
Other intangible assets	6	7,263	3,929
Mine properties, plant and equipment	7	175,237	146,659
Vanadium assets	14	14,510	-
Deferred income tax asset	16(b)	4,596	3,343
Total Non-current Assets		201,606	153,931
Total Assets		$355,750	$313,909
Liabilities
Current portion of lease liability	8	581	563
Accounts payable and accrued liabilities	9	$26,634	$19,723
Deferred revenue		1,698	5,469
Debt	10	4,000	15,000
Current portion of provisions	11	6,060	913
Total Current Liabilities		38,973	41,668
Lease liability	8	1,473	1,987
Non-current accounts payable and accrued liabilities	9	326	-
Long term debt	10	36,000	-
Provisions	11	4,424	4,557
Total Non-current Liabilities		42,223	6,544
Total Liabilities		81,196	48,212
Equity
Issued capital	12	411,646	415,982
Equity reserves	13	14,138	17,814
Accumulated other comprehensive loss		(112,165)	(118,772)
Deficit		(48,227)	(49,327)
Equity attributable to owners of the Company		265,392	265,697
Non-controlling Interest	14	9,162	-
Total Equity		274,554	265,697
Total Liabilities and Equity		$355,750	$313,909
Commitments and contingencies	7, 19
Subsequent events	24

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Years ended
		December 31,
	Notes	2022	2021
Revenues	22	$229,251	$198,280
Expenses
Operating costs	23	(169,719)	(133,010)
Professional, consulting and management fees		(25,277)	(17,922)
Foreign exchange gain		1,584	610
Other general and administrative expenses	23	(14,319)	(6,404)
Share-based payments	13	(2,372)	(3,135)
Finance costs	23	(1,588)	(1,135)
Interest income		1,109	403
Technology start-up costs		(12,695)	(3,835)
Exploration and evaluation costs		(1,935)	(2,093)
		(225,212)	(166,521)
Net income before tax		$4,039	$31,759
Income tax expense	16(a)	(7,688)	(5,430)
Deferred income tax recovery (expense)	16(a)	1,423	(3,758)
Net income (loss)		$(2,226)	$22,571
Other comprehensive income (loss)
Items that subsequently will be reclassified to operations:
Unrealized gain (loss) on foreign currency translation		6,607	(10,334)
Comprehensive income		$4,381	$12,237
Net income (loss) attributable to:
Owners of the Company		$(1,451)	$22,571
Non-controlling interests		$(775)	$-
		$(2,226)	$22,571
Comprehensive income attributable to:
Owners of the Company		$5,156	$12,237
Non-controlling interests		$(775)	$-
		$4,381	$12,237
Basic earnings (loss) per Common Share	15	$(0.03)	$0.35
Diluted earnings (loss) per Common Share	15	$(0.03)	$0.35
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	15	64,446	64,048
- Diluted	15	64,446	65,045

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares

Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
		Issued	Equity	Accumulated Other		Non-controlling	Shareholders'
	Shares	Capital	Reserves	Comprehensive Loss	Deficit	interest	Equity
Balance at December 31, 2020	58,779	$406,214	$21,291	$(108,438)	$(71,903)	$-	$247,164
Grant of stock options and restricted share units	-	-	1,580	-	-	-	1,580
Share-based payments	-	-	1,555	-	-	-	1,555
Exercise of warrants	5,723	7,982	(5,344)	-	-	-	2,638
Exercise of stock options	156	944	(421)	-	-	-	523
Exercise of restricted share units	69	842	(842)	-	-	-	-
Expiry of warrants	-	-	(5)	-	5	-	-
Currency translation adjustment	-	-	-	(10,334)	-	-	(10,334)
Net income for the year	-	-	-	-	22,571	-	22,571
Balance at December 31, 2021	64,727	$415,982	$17,814	$(118,772)	$(49,327)	$-	$265,697
Share-based payments	-	-	2,372	-	-	-	2,372
Exercise of warrants	10	124	(34)	-	-	-	90
Exercise of stock options	36	320	(133)	-	-	-	187
Exercise of restricted share units	106	1,308	(1,308)	-	-	-	-
Expiry of warrants	-	-	(4,573)	-	4,573	-	-
Share repurchase	(873)	(6,088)	-	-	-	-	(6,088)
Sale of non-controlling interest (note 14)	-	-	-	-	(2,022)	9,937	7,915
Currency translation adjustment	-	-	-	6,607	-	-	6,607
Net loss for the year	-	-	-	-	(1,451)	(775)	(2,226)
Balance at December 31, 2022	64,006	$411,646	$14,138	$(112,165)	$(48,227)	$9,162	$274,554

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars

Consolidated Statements of Cash Flows

		Years ended
		December 31,
	Notes	2022	2021
Operating Activities
Net income (loss) for the year		$(2,226)	$22,571
Adjustment for Non-cash Items
Depreciation		23,278	22,511
Share-based payments	13	2,372	3,135
Unrealized foreign exchange (gain) loss		(4,580)	324
Non-cash listing expense	14	571	-
Finance costs	23	1,588	1,135
Interest income		(1,109)	(403)
Income tax expense	16(a)	7,688	5,430
Deferred income tax (recovery) expense	16(a)	(1,423)	3,758
Income tax paid		(4,735)	(3,099)
Cash Provided Before Working Capital Items		21,424	55,362
Change in amounts receivable		3,573	(5,447)
Change in inventory		(15,710)	(11,047)
Change in prepaid expenses		(7,232)	(3,155)
Changes in accounts payable and accrued liabilities and provisions		5,176	1,818
Change in deferred revenue		(3,771)	2,246
Net Cash Provided by Operating Activities		3,460	39,777
Financing Activities
Receipt of debt	10	55,000	15,000
Repayment of debt	10	(30,000)	(24,788)
Interest paid		(616)	-
Interest received		1,109	403
Lease payments		(569)	(230)
Change in restricted cash		(22)	(448)
Sale of non-controlling interest	14	7,344	-
Share repurchase	12	(6,088)	-
Issuance of common shares	13	277	3,161
Net Cash Provided by (Used in) Financing Activities		26,435	(6,902)
Investing Activities
Intangible assets		(3,444)	-
Mine properties, plant and equipment		(42,193)	(27,399)
Vanadium assets		(14,510)	-
Net Cash Used in Investing Activities		(60,147)	(27,399)
Effect of foreign exchange on cash		933	(831)
Net Change in Cash		(29,319)	4,645
Cash position - beginning of the year		83,790	79,145
Cash Position - end of the year		$54,471	$83,790

--The accompanying notes form an integral part of the consolidated financial statements--

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

1) Nature of operations

Largo Inc. ("the Company") is a producer and supplier of high-quality vanadium products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the advancement of renewable energy storage solutions through Largo Clean Energy and its vanadium redox flow battery technology ("VRFB"), as well as providing investors with exposure to physical vanadium through Largo Physical Vanadium Corp. ("LPV"). In addition to advancing its US- based clean energy storage business, the Company is in the process of implementing an ilmenite concentration plant using feedstock from its existing operations. While the Company's Maracás Menchen Mine has reached commercial production, future changes in market conditions and feasibility estimates could result in the Company's mineral resources not being economically recoverable.

On November 8, 2021, the Company changed its legal name from Largo Resources Ltd. to Largo Inc.

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 55 University Avenue, Suite 1105, Toronto, Ontario, Canada M5J 2H7.

2) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to a going concern. The significant accounting policies applied in these consolidated financial statements are presented in note 3 and are based on IFRS effective as at December 31, 2022.

The consolidated financial statements were approved by the Board of Directors of the Company on March 9, 2023.

3) Basis of preparation, significant accounting policies, and future accounting changes

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value and certain inventory balances carried at net realizable value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies.

These consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

a) Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating inter-entity balances and transactions.

On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp ("LPV"), the shares of which commenced trading on the TSX Venture Exchange ("TSXV") on September 28, 2022 (refer to note 14)..

The consolidated financial statements include the financial condition and results of operations of the Company and its subsidiaries as outlined below.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 5

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

		December 31,
	Property				Accounting
Name	(Country)	2022	2021	Arrangement	Method
Largo Vanádio de Maracás S.A.	Maracás Menchen Mine (Brazil)	99.94%	99.94%	Subsidiary	Consolidation
Largo Titânio Ltda.	N/A (Brazil)	100%	100%	Subsidiary	Consolidation
Largo Commodities Trading Ltd.	N/A (Ireland)	100%	100%	Subsidiary	Consolidation
Largo Resources USA Inc.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Clean Energy Corp.	N/A (USA)	100%	100%	Subsidiary	Consolidation
Largo Physical Vanadium Corp.	N/A (Canada)	65.70%	-%	Subsidiary	Consolidation

b) Functional and presentation currency

The consolidated financial statements are presented in U.S. dollars which is the functional and reporting currency of the Company. The functional currency of the Company's subsidiares is also the U.S. Dollar, other than its Brazilian subsidiaries, for which it is the Brazilian Real, and Largo Resources (Yukon) Ltd., for which it is the Canadian dollar. The Company reconsiders the functional currency of its operations if there is a change in events and conditions which determine the primary economic environment. This is a significant judgment considering the significance of the revenues and costs to the Company's activities, and the primary economic environments in which the Company and its subsidiaries operate.

On October 1, 2022, the functional currency of LPV changed prospectively to the U.S. Dollar from the Canadian Dollar. The change occurred because LPV began its principal operations and made purchases of vanadium, which is predominantly priced in U.S. Dollars.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary items denominated in foreign currencies are translated at the rates prevailing on the transaction dates. Income and expenses are translated at the average exchange rates for the period where these approximate the rates on the dates of transactions.

Exchange differences are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they arise. All other foreign exchange gains and losses are presented in the consolidated statement of income (loss) and comprehensive income (loss) within "foreign exchange (loss)".

The financial statements of subsidiaries that do not have the U.S. dollar as the functional currency are translated into U.S. dollars as follows: assets and liabilities - at the closing rate at the date of the statement of financial position; income and expenses - at the average rate for the period (if this is considered a reasonable approximation to actual rates) or at the rate on the date of transaction. All resulting changes are recognized in other comprehensive income (loss) as foreign currency translation adjustments.

c) Significant accounting policies

1. Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits, and other short-term (90 days or less) highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. At December 31, 2022 and 2021, the Company held no cash equivalents.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 6

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

2. Inventories

Finished products inventory, work-in-process inventory and stockpiles are measured at the lower of weighted average production cost or average purchase cost and net realizable value. Warehouse materials are measured at the lower of average purchase cost and net realizable value. Battery components inventory is measured at the lower of average purchase cost and net realizable value. Net realizable value is calculated as the difference between the estimated selling price and estimated costs to complete processing into a saleable form and variable selling expenses. The Company's vanadium products are accounted for as finished products inventory.

Production costs include the cost of materials, labour, mine site production overheads, depreciation and conversion costs to the applicable stage of processing.

The cost of ore stockpiles is increased based on the related current cost of production for the period and decreases in stockpiles are charged to cost of sales using the weighted average cost per tonne. Stockpiles are segregated between current and non-current inventories in the consolidated statement of financial position based on the period of planned usage.

Provisions for redundant and slow-moving items are made by reference to specific items of inventory. The Company reverses provisions where there is a subsequent increase in net realizable value and where the inventory is still on hand.

Spare parts, stand-by and servicing equipment held are generally classified as inventories. Major capital spare parts and stand-by equipment (insurance spares) are classified as a component of mine properties, plant and equipment.

3. Vanadium assets

Vanadium assets are the quantities of vanadium owned by LPV, or owned by another Largo entity pending future transfer to LPV, that are intended to be held for rental to others and long-term price appreciation. This differs from the quantities held for sale to customers that are recognized as finished products inventory. Vanadium assets are measured at cost less accumulated impairment losses. The initial cost of vanadium assets comprises its purchase price or cost of production. Purchased vanadium assets are recognized on the date that control of the vanadium asset passes to the Company.

4. Mineral exploration, evaluation and development properties

• Exploration and evaluation properties

Expenditures on exploration and evaluation activities are expensed to exploration and evaluation costs in the consolidated statement of income (loss) and comprehensive income (loss). The cost of acquiring prospective properties and exploration rights is capitalized to exploration and evaluation properties in the consolidated statement of financial position.

Post-acquisition exploration and evaluation costs relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

Once an area is determined to be technically feasible and commercially viable, and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to development properties.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project.

• Development properties

Once an area is determined to be technically feasible and commercially viable, and the decision to proceed with development has been approved, the expenditures related to construction are capitalized to development properties in the consolidated statement of financial position. Costs associated with the commissioning of new assets in the period before they are operating in the way intended by management are capitalized. Interest on borrowings related to the construction and development of qualifying assets are capitalized until substantially all the activities required to make the asset ready for its intended use are complete.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 7

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Amounts received from selling items produced while the Company prepares the asset for its intended use are recognized in the consolidated statement of income (loss) and comprehensive income (loss) together with the cost of producing these items.

5. Mine properties, plant and equipment

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire or construct the asset and includes the direct charges associated with bringing the asset to the location and condition necessary for putting it into use. The capitalized value of a right of use asset is also included within mine properties, plant and equipment.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either regarded as inventory or expensed, except for costs which qualify for capitalization relating to mining asset additions or improvements, or mineable reserve development.

When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

6. Depreciation

Effective from the point an asset is available for its intended use, mine properties, plant and equipment are depreciated using either the straight line, or units-of-production methods over the shorter of the estimated economic life of the asset or the mining operation. Depreciation and amortization are determined based on the method which best represents the use of the assets.

The reserve and resource estimates for each mining operation are the prime determinants of the life of a mine. In general, when the useful life of mine properties, plant and equipment is akin to the life of the mining operation and the ore body's mineralization is reasonably well defined, the asset is depreciated on a units-of-production basis over its proven and probable mineral reserves. The Company evaluates the estimate of mineral reserves and resources at least on an annual basis and adjusts the units-of- production calculation prospectively. In 2022 and 2021, the Company has not incorporated any non- reserve material in its depreciation calculations on a units-of-production basis. Life of Mine ("LOM") plans are typically developed annually and are based on management's current best estimates of optimized mine and processing plans, future operating costs and the assessment of capital expenditures of a mine site. Any change in the useful life is adjusted prospectively.

The estimated useful lives for buildings, machinery and equipment ranges from 10 to 30 years. Office equipment and computers are depreciated using the straight-line method, with estimated useful lives of 5 years and 3 years, respectively. Vehicles are depreciated using the declining balance method using a rate of 20%.

Amounts related to capitalized costs of exploration and evaluation assets, development properties and construction in progress are not amortized as the assets are not available for use.

Costs associated with stripping activities in an open pit mine are expensed within cost of sales unless the stripping activity can be shown to improve access to further quantities of ore that will be mined in future periods, in which case, the stripping costs are capitalized to mining properties within property, plant and equipment. Furthermore, stripping costs are capitalized to inventory to the extent that the benefits of the stripping activity relate to production inventories or ore stockpiles. Capitalized stripping costs are depreciated over the reserves that directly benefit from the specific stripping activity using the units-of-production method. Capitalized borrowing costs are amortized over the useful life of the related asset. Residual values, useful lives and amortization methods are reviewed at least annually and adjusted if appropriate. The impact of changes to the estimated useful lives, change in depreciation method or residual values is accounted for prospectively.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 8

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

7. Other intangible assets

Other intangible assets includes acquired intellectual property, which is initially recognized at fair value, and software developed for the Company's sole use and benefit, which is initially recognized at cost, including license fees and software development costs. The initial fair value of the acquired intellectual property was determined through reference to the acquisition cost paid. Other intangible assets are amortized on a straight-line basis over their useful life. The estimated useful life of the intellectual property is 10 years and 5 years for software.

8. Impairment of non-financial assets

The carrying values of capitalized exploration and evaluation properties, development properties, mine properties, plant and equipment, vanadium assets and other intangible assets are assessed by management for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs of disposal ("FVLCD") of the asset and the asset's value in use ("VIU").

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. If this is the case, the individual assets of the Company are grouped together into cash generating units ("CGUs") for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets or other groups of assets. This generally results in the Company evaluating its non-financial assets on a mine or project basis.

If the carrying amount of the asset or CGU exceeds its recoverable amount, the asset or CGU is impaired, and an impairment loss is charged to the consolidated statement of income (loss) and comprehensive income (loss) so as to reduce the carrying amount to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the factors which gave rise to the triggering event. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

9. Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. All other borrowing costs are recognized in the consolidated statement of income (loss) and comprehensive income (loss) in the period in which they are incurred.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 9

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

10. Revenues

Revenues include sales of vanadium products and will include sales of vanadium redox flow batteries in future periods. The Company's three principal vanadium products are vanadium pentoxide ("V2O5"), ferrovanadium ("FEV"), and vanadium trioxide ("V2O3"). The Company recognizes revenue when it transfers control of a product to the customer. The principal activity from which the Company generates its revenue is the sale of vanadium products to third parties. Delivery of the vanadium product is considered to be the only performance obligation. Revenues are measured based on the consideration specified in the contract with the customer.

Revenues are recognized on the sale of VRFBs as the Company satisfies the performance obligations in its contracts. For the Company's current VRFB contract, the performance obligation is assessed to be the acceptance of the installed VRFB by the customer.

11. Deferred revenue

Deferred revenue is recognized in the consolidated statement of financial position when a cash prepayment is received from a customer prior to the recognition of revenue. Revenue is subsequently recognized in the consolidated statement of income (loss) and comprehensive income (loss) when control has been transferred to the customer. The Company determines the current portion of deferred revenue based on quantities anticipated to be delivered over the next twelve months.

12. Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based payment transactions are set out in note 13.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

For those options and warrants that expire after vesting, the recorded value is transferred to deficit.

13. Taxation

Income and deferred income tax expense or recovery is comprised of current and deferred tax. Current and deferred taxes are recognized in the consolidated statement of income (loss) and comprehensive income (loss) except to the extent that they relate to an asset acquisition, or items recognized directly in equity or in other comprehensive income (loss). The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether it is probable that additional taxes will be due.

• Current tax

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using the tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of the previous years.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 10

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its tax assets and liabilities on a net basis.

14. Financial instruments

Financial instruments are recognized on the consolidated statement of financial position on the trade date, the date on which the Company or its subsidiaries become party to the contractual provisions of the financial instrument. All financial instruments are required to be classified and measured at fair value on initial recognition. The Company recognizes financial assets and financial liabilities on the date the Company becomes a party to the contractual provisions of the instruments. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial asset or when cash flows expire. A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Certain financial instruments are recorded at fair value in the consolidated statement of financial position.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 11

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Non-derivative financial instruments

Non-derivative financial instruments are recognized initially at fair value plus attributable transaction costs, where applicable, for financial instruments not classified as fair value through profit or loss. Subsequent to initial recognition, non-derivative financial instruments are classified and measured as described below.

Financial assets at fair value through profit or loss ("FVTPL")

Cash and restricted cash are classified as financial assets at FVTPL and are measured at fair value. Cash includes short-term investments with initial maturities of three months or less. The unrealized gains or losses related to changes in fair value of cash and restricted cash are reported in the consolidated statement of income (loss) and comprehensive income (loss).

Amortized cost

Amounts receivable are classified as and measured at amortized cost using the effective interest rate ("EIR") method, less expected credit losses. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. EIR amortization is included in finance costs in the consolidated statement of income (loss) and comprehensive income (loss).

Non-derivative financial liabilities

Accounts payable and accrued liabilities, debt, and other long-term liabilities are classified as and accounted for at amortized cost, using the EIR method. The amortization of any long-term debt issue costs is calculated using the EIR method. Gains and losses are recognized in the consolidated statement of income (loss) and comprehensive income (loss) when the liabilities are derecognized, as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR.

• Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations of other currencies compared to the U.S. dollar. All derivative instruments not designated in a hedge relationship that qualifies for hedge accounting are classified as financial instruments at

FVTPL.

Further, any equity instrument that does not satisfy the fixed-for-fixed criteria for classification in equity at the grant date will be classified as a derivative financial instrument.

Derivative financial instruments at FVTPL, including embedded derivatives requiring separation from its host, are recorded in the consolidated statement of financial position at fair value.

Changes in estimated fair value of non-hedge derivatives at each reporting date are included in the consolidated statement of income (loss) and comprehensive income (loss).

Embedded derivatives in financial liabilities measured at amortized cost are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

Fair value of financial instruments

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm's length market transactions; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis or other valuation models.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 12

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses ("ECLs") on its financial assets measured at amortized cost. Loss allowances for other receivables are always measured at an amount equal to the lifetime ECL. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company's historical experience and informed credit assessment and including forward-looking information. The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 60 days past due.

The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company in full when due or if the financial asset is more than 120 days past due.

• Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls, which is the difference between the cash flows due to the Company and the cash flows expected to be received.

• Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, such as a default or being more than 120 days past due.

• Presentation of allowance for ECLs

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

• Write-off

The gross carrying amount of a financial asset carried at amortized cost is written off, either partially or in full, to the extent that there is no realistic prospect of recovery.

15. Provisions

• General

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is presented in the consolidated statement of income (loss) and comprehensive income (loss), net of any reimbursements received, or virtually certain to be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized in the consolidated statement of income (loss) and comprehensive income (loss).

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 13

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Environmental rehabilitation

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings ponds, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligation generally arises when the asset is installed or the ground / environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. The periodic unwinding of the discount is recognized in the consolidated statement of income (loss) and comprehensive income (loss). Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. For closed sites, changes to estimated costs are recognized immediately in the consolidated statement of income (loss) and comprehensive income (loss).

16. Earnings (loss) per share

Earnings (loss) per share is based on the weighted average number of common shares of the Company outstanding during the period. The diluted earnings (loss) per share reflects the potential dilution of common share equivalents, such as outstanding stock options, warrants and restricted share units, in the weighted average number of common shares outstanding during the period, if dilutive. In the Company's case, diluted loss per share is the same as basic loss per share in the current period presented as the effects of including all convertible securities would be anti-dilutive. If the number of ordinary or potential ordinary shares outstanding increases as a result of a capitalization, bonus issue or share split, or decreases as a result of a reverse share split, the calculation of basic and diluted earnings per share for all periods presented shall be adjusted retrospectively. If these changes occur after the reporting period but before the financial statements are authorized for issue, the per share calculations for those and any prior period financial statements presented shall be based on the new number of shares.

17. Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

• the contract involves the use of an identified asset;

• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is first made available for use). Right-of-use assets are measured at cost, less any accumulated amortization and impairment losses, and adjustments are made for any remeasurement of lease obligations. The cost of a right-of-use asset includes the initial lease obligations recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 14

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statement of income (loss) and comprehensive income (loss) if the carrying amount of the right-of-use asset has been reduced to zero.

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

18. Operating segments

The segments presented reflect the way in which the Company's management reviews its business performance. Operating segments are reported in a manner consistent with the internal reporting provided to executive management who act as the chief operating decision-maker. Executive management is responsible for allocating resources and assessing performance of the operating segments. The Company's operating segments are its sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties"), Largo Clean Energy and Largo Physical Vanadium segments.

d) Critical judgements and estimation uncertainties

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are based on management's best knowledge of the relevant facts and circumstances taking into account previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

The following are the critical judgments and areas involving estimates that management has made in the process of applying the Company's accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

1. Determination of mineral reserve and resource estimates

The estimates for mineral reserves and mineral resources are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves and resources. The assessment involves geological and geophysical studies and economic data and the reliance on a number of assumptions. The estimates of the reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve and resource estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production.

A number of accounting estimates are impacted by the mineral reserve and resource estimates:

• Capitalization and depreciation of stripping costs;

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 15

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

• Determination of the useful life of mine properties, plant and equipment and measurement of the depreciation expense;

• Impairment analysis of non-financial assets including evaluation of estimated future cash flows of CGUs; and

• Estimates of the timing of outlays for environmental rehabilitation obligations.

A change in the original estimate of reserves and resources could have a material effect in the future on the Company's financial position and results of operations.

2. Valuation of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets

The Company carries its mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets at cost less accumulated depreciation and any provision for impairment.

The Company undertakes a review of the carrying values of mine properties, plant and equipment, development properties, exploration and evaluation properties and other intangible assets whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and, for mine properties, discounted net future cash flows.

In undertaking the assessment of whether impairment indicators exist, management is required to apply significant judgment in assessing whether changes to certain external and internal factors would be considered an indicator of impairment. Internal and external factors, such as (i) changes in future production and sales volumes; (ii) changes in quantity and grade of the recoverable reserves and resources; (iii) changes in vanadium prices, capital and operating costs; and (iv) changes in discount rates, are evaluated by management in determining whether there are any indicators of impairment. Estimated quantities and grades of the recoverable reserves and resources are based on information compiled by qualified persons (management's experts). No impairment indicators were noted in the year ended December 31, 2022.

If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, reserve and resource quantities, metal prices, future capital and operating costs, discount rates and reclamation costs to the end of the mine's life. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the Company's mine properties, plant and equipment (see note 7) and other intangible assets (see note 6).

3. Estimates of provisions for environmental rehabilitation

The Company has obligations for environmental rehabilitation related to its mine and development properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations. Because the obligations are dependent on the Brazilian laws and regulations under which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies.

As the estimate of obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of environmental rehabilitation provision. The environmental rehabilitation provisions are more uncertain the further into the future the mine closure activities are to be carried out.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 16

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company's policy for recording reclamation and other closure provisions is to establish provisions for future costs based on the present value of the future cash flows required to satisfy the environmental obligations. This provision is updated as the estimate for future closure costs change. The amount of the present value of the provision is added to the cost of the related development asset or mine property and will be depreciated over the life of the mine. The provision is accreted to its future value over the life of mine through a charge to finance costs in the consolidated statement of income (loss) and comprehensive income (loss). Refer to note 11(c).

4) Amounts receivable

	December 31,	December 31,
	2022	2021
Trade receivables (note 21(b))	$18,285	$22,144
Current taxes recoverable - Brazil	2,156	1,154
Current taxes recoverable - Other	506	358
Other receivables	28	28
Total	$20,975	$23,684

5) Inventory

	December 31,	December 31,
	2022	2021
Finished products	$48,546	$32,069
Work-in-process	998	967
Stockpiles	284	593
Warehouse materials	14,393	11,693
Total	$64,221	$45,322

During the year ended December 31, 2022, the Company recognized a net realizable value write-down of $1,987 for finished products (year ended December 31, 2021 - $558), $6,435 for battery components (year ended December 31, 2021 - $nil) and $317 for warehouse materials (year ended December 31, 2021 - $nil). The write- downs for finished products and warehouse materials are included in operating costs (note 23) and the write- down for battery components is included in technology start-up costs. At December 31, 2022, the net realizable value allowance was $1,987 for finished products, $6,435 for battery components and $317 for warehouse materials (December 31, 2021 - $558, $nil and $nil). The value of battery components inventory at December 31, 2022 and December 31, 2021 was $nil. As inventory is sold, previously recorded net realizable value write-downs are reclassified from inventory write-down to direct mine and production costs or product acquisition costs as appropriate (note 23).

6) Other intangible assets

At December 31, 2022, the remaining estimated useful life of patents held by the Company is 8 years (December 31, 2021 - 9 years). During the year ended December 31, 2022, the Company began capitalizing costs relating to a software implementation. The estimated useful life is 5 years.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 17

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Intellectual
	Property	Software	Total
Cost
Balance at December 31, 2020	$4,366	$-	$4,366
Additions	-	-	-
Balance at December 31, 2021	$4,366	$-	$4,366
Additions	-	4,041	4,041
Balance at December 31, 2022	$4,366	$4,041	$8,407
Accumulated Depreciation
Balance at December 31, 2020	$-	$-	$-
Depreciation	437	-	437
Balance at December 31, 2021	$437	$-	$437
Depreciation	436	271	707
Balance at December 31, 2022	$873	$271	$1,144
Net Book Value
At December 31, 2021	$3,929	$-	$3,929
At December 31, 2022	$3,493	$3,770	$7,263

7) Mine properties, plant and equipment

At December 31, 2022 and December 31, 2021, the Company's economic interest in the Maracás Menchen Mine totaled 99.94%. The remaining 0.06% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, Anglo Pacific Plc receives a 2% NSR in the Maracás Menchen Mine.

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Cost
Balance at December 31, 2020	$919	$261	$91,444	$153,743	$8,308	$254,675
Additions	3,278	-	7,884	6,122	11,639	28,923
Disposals	(177)	-	-	(6)	-	(183)
Reclassifications	-	-	-	14,862	(14,862)	-
Effects of changes in foreign exchange rates	(52)	(18)	(4,851)	(11,487)	28	(16,380)
Balance at December 31, 2021	$3,968	$243	$94,477	$163,234	$5,113	$267,035
Additions	2,530	61	7,147	6,788	27,575	44,101
Disposals	(152)	-	-	(4,205)	-	(4,357)
Reclassifications	-	-	-	3,523	(3,523)	-
Effects of changes in foreign exchange rates	42	17	4,831	10,963	259	16,112
Balance at December 31, 2022	$6,388	$321	$106,455	$180,303	$29,424	$322,891
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 18

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Office and			Buildings,
	Computer		Mine	Plant and	Construction
	Equipment	Vehicles	Properties	Equipment	In Progress	Total
Accumulated Depreciation
Balance at December 31, 2020	$523	$261	$26,940	$77,986	$-	$105,710
Depreciation	194	-	7,069	15,031	-	22,294
Disposals	(177)	-	-	(6)	-	(183)
Effects of changes in foreign exchange rates	(32)	(18)	(1,559)	(5,836)	-	(7,445)
Balance at December 31, 2021	$508	$243	$32,450	$87,175	$-	$120,376
Depreciation	1,198	5	4,701	18,270	-	24,174
Disposals	(152)	-	-	(4,205)	-	(4,357)
Effects of changes in foreign exchange rates	21	17	1,595	5,828	-	7,461
Balance at December 31, 2022	$1,575	$265	$38,746	$107,068	$-	$147,654
Net Book Value
At December 31, 2021	$3,460	$-	$62,027	$76,059	$5,113	$146,659
At December 31, 2022	$4,813	$56	$67,709	$73,235	$29,424	$175,237

Of the additions noted above, $36,556 related to the Mine Properties segment (year ended December 31, 2021 - $21,316) and $3,599 related to Largo Clean Energy (year ended December 31, 2021 - $7,408).

8) Leases

	Year ended
	December 31,	December 31,
	2022	2021
Recognized in the consolidated statements of income (loss) and comprehensive income (loss):
Interest on lease liabilities (note 23)	$84	$59
Variable lease payments not included in the measurement of lease liabilities	$10,897	$7,387
Expenses relating to short-term leases	$730	$4,626

Recognized in the consolidated statements of cash flows:
Total cash outflow for leases	$10,787	$12,151

During the year ended December 31, 2022, the Company entered into an agreement with a new mining contractor. This contract, which began on September 1, 2022 and runs until August 31, 2025, was assessed to contain a lease in accordance with IFRS 16 Leases. The contractual payments are variable in that they are directly linked to operational volumes and distances. Accordingly, these payments were excluded from the measurement of the lease liability and the right-of-use asset, with no resulting lease liability or right-of-use asset. The variable lease payments are recognized in operating costs (note 23) in the consolidated statements of income (loss) and comprehensive income (loss).

At December 31, 2022 and December 31, 2021, the Company had one right-of-use asset and lease liability.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 19

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Right-of-use assets

Mine properties, plant and equipment (note 7) includes a leased building recognized as a right-of-use asset.

	Buildings	Total
Cost
Balance at December 31, 2021	$2,723	$2,723
Additions	-	-
Balance at December 31, 2022	$2,723	$2,723
Accumulated Depreciation
Balance at December 31, 2021	$383	$383
Depreciation	511	511
Balance at December 31, 2022	$894	$894
Net Book Value
At December 31, 2021	$2,340	$2,340
At December 31, 2022	$1,829	$1,829

Lease liabilities

	December 31,	December 31,
	2022	2021
Maturity analysis - contractual undiscounted cash flows:
Less than one year	$581	$563
One to five years	1,585	2,165
Total undiscounted lease liabilities	$2,166	$2,728
Lease liabilities included in the consolidated statements of financial position:
Current	$581	$563
Non-current	$1,473	$1,987

9) Accounts payable and accrued liabilities

	December 31,	December 31,
	2022	2021
Accounts payable	$20,459	$14,050
Accrued liabilities	3,122	2,962
Accrued financial costs	287	174
Other taxes	3,092	2,537
Total	$26,960	$19,723

Current	$26,634	$19,723
Non-current	326	-
Total	$26,960	$19,723
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 20

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

10) Debt

	December 31,	December 31,
	2022	2021
Total debt	$40,000	$15,000

		Cash flows
	December 31,			December 31,
	2021	Proceeds	Repayment	2022
Total debt	$15,000	$55,000	$(30,000)	$40,000
Total liabilities from financing activities	$15,000	$55,000	$(30,000)	$40,000

		Cash flows
	December 31,			December 31,
	2020	Proceeds	Repayment	2021
Total debt	$24,788	$15,000	$(24,788)	$15,000

Credit facilities

In April 2022, the Company repaid in full its $15,000 working capital facility. At the same time, the Company secured a new working capital facility with a bank in Brazil. This facility was fully drawn down and proceeds of $15,000 were received. This facility was originally due to be repaid as a lump sum payment in April 2023, together with accrued interest at a rate of 3.65% per annum. The facility was repaid in full in December 2022.

In October 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due after 18, 24, 30 and 36 months. In addition to a fee of 0.7%, accrued interest at a rate of 8.33% p.a. is to be paid every six months.

In December 2022, the Company secured an additional debt facility of $20,000 with a bank in Brazil. The facility is for three years, with equal principal repayments due semi-annually after a grace period of 360 days. In addition to a fee of 0.7%, accrued interest at a rate of 8.20% p.a. is to be paid every six months.

Refer to note 24 for details of debt secured after the statement of financial position date.

11) Provisions

a) Provision for litigation claims

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company, through its subsidiaries, is party to legal proceedings in the ordinary course of its operations related to legally binding agreements with various third parties under supply contracts and consulting agreements. During the year ended December 31, 2022, the Company received a ruling regarding one such proceeding in Brazil. This relates to a supply agreement for the Maracás Menchen Mine which was filed with the courts in October 2014. The ruling requires the Company to pay amounts due, plus interest and legal fees. At December 31, 2022, the Company recognized a provision of R$26,487 ($5,076) in the current portion of provisions (December 31, 2021 - $230). The Company is awaiting a further ruling from a higher court in Brazil and will consider its options for an appeal once this ruling is received. Refer to note 19. At December 31, 2022, the Company recognized a total provision of $5,310 for legal proceedings regarding labour matters (December 31, 2021 - $314).

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 21

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

b) Provision for environmental compensation

In accordance with the terms of the Company's environmental license for its Maracás Menchen Mine, the Company recognized a provision for future social and environmental compensation. Following the direction of the Secretary of the Environment for the state of Bahia, Brazil, the Company will be required to fund social or environmental projects. At December 31, 2022, the Company recognized a provision of $531, with the full $531 expected to be incurred within the next 12 months (December 31, 2021 - $496).

c) Provision for closure and reclamation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the provision for closure and reclamation associated with the retirement of the Company's projects:

	Maracás	Currais
	Menchen	Novos
	Mine	Tungsten	Total
Balance at December 31, 2020	$4,885	$482	$5,367
Changes in estimated cash flows and discount rates	(879)	11	(868)
Accretion	132	15	147
Effect of foreign exchange	(314)	(34)	(348)
Balance at December 31, 2021	$3,824	$474	$4,298
Changes in estimated cash flows and discount rates	(583)	(2)	(585)
Accretion	162	21	183
Effect of foreign exchange	261	33	294
Balance at December 31, 2022	$3,664	$526	$4,190

The Company makes a provision for the future cost of rehabilitating mine sites and related production facilities on a discounted basis on the development of mines or installation of those facilities. The rehabilitation provision represents the present value of estimated future rehabilitation costs relating to mine sites. These provisions have been created based on the Company's internal estimates. Assumptions, including a real discount rate of 6.17% (December 31, 2021 - nominal discount rate of 7.00% and inflation of 3.00%), have been made which management believes are a reasonable basis upon which to estimate the future liability.

The provision for closure and reclamation of the Maracás Menchen Mine at December 31, 2022 is based on total anticipated undiscounted cash outflows of R$60,409 ($11,577) (December 31, 2021 - R$46,223 ($8,283)) and is expected to be incurred between 2041 and 2045 (December 31, 2021 - between 2041 and 2046).

The provision for closure and reclamation of the Currais Novos Tungsten project at December 31, 2022 is based on anticipated undiscounted cash outflows of approximately R$3,238 ($621) (December 31, 2021 - R$3,058 ($548)), with reclamation expected to be incurred between 2024 and 2028 (December 31, 2021 - between 2024 and 2028).

At December 31, 2022, the Company recognized a provision of $nil (December 31, 2021 - $362) to remove infrastructure from a location that Largo Clean Energy had secured access to for product testing purposes, and a provision of $453 (December 31, 2021 - $nil) for contract penalties expected to be incurred within the next 12 months.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 22

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

12) Issued capital

a) Authorized

Unlimited common shares without par value.

b) Issued

	Year ended		Year ended
	December 31, 2022		December 31, 2021
	Number of		Number of
	Shares	Cost	Shares	Cost
Balance, beginning of the year	64,727	$415,982	58,779	$406,214
Exercise of warrants (note 13)	10	124	5,723	7,982
Exercise of stock options (note 13)	36	320	156	944
Exercise of restricted share units (note 13)	106	1,308	69	842
Share repurchase	(873)	(6,088)	-	-
Balance, end of the year	64,006	$411,646	64,727	$415,982

During the year ended December 31, 2022, the Company paid $6,088 for the repurchase and cancellation of 873 shares.

On March 4, 2021, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every 10 pre-consolidation common shares. Any quantity relating to common shares, RSUs, stock options and warrants or any per unit price such as exercise prices disclosed throughout the consolidated financial statements have been retrospectively adjusted for the share consolidation, including the weighted average number of shares outstanding and the basic and diluted earnings (loss) per share for the periods presented.

13) Equity reserves

	RSUs		Options				Warrants
					Weighted				Weighted
					average				average
					exercise				exercise		Total
	Number	Value	Number		price	Value	Number		price	Value	value
December 31, 2020	226	$1,329	588	C$	8.27	$3,207	8,366	C$	4.88	$16,755	$21,291
Share-based payments	-	587	-		-	998	-		-	-	1,585
Granted	76	499	467		15.59	1,081	-		-	-	1,580
Exercised	(81)	(842)	(164)		(4.68)	(421)	(6,527)		(2.94)	(5,344)	(6,607)
Expired	-	-	-		-	-	(7)		(2.90)	(5)	(5)
Forfeited	(5)	(22)	(2)		(6.70)	(8)	-		-	-	(30)
December 31, 2021	216	$1,551	889	C$	12.78	$4,857	1,832	C$	11.78	$11,406	$17,814
Share-based payments	-	564	-		-	1,714	-		-	-	2,278
Granted	111	640	363		11.79	359	-		-	-	999
Exercised	(123)	(1,308)	(36)		(6.70)	(133)	(10)		(11.50)	(34)	(1,475)
Expired	-	-	-		-	-	(1,480)		-	(4,573)	(4,573)
Forfeited	(4)	(7)	(208)		(13.23)	(898)	-		-	-	(905)
December 31, 2022	200	$1,440	1,008	C$	12.55	$5,899	342	C$	13.00	$6,799	$14,138
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 23

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

During the year ended December 31, 2022, the Company recognized a share-based payment expense related to the grant and vesting of stock options and RSUs of $2,372 (year ended December 31, 2021 - $3,135) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share- based payment expense was charged to operations. The weighted average share price on the date of option exercise in the year ended December 31, 2022 was $10.69.

a) RSUs

During the year ended December 31, 2022, the Company granted 111 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the three month periods ending June 30, 2023, June 30, 2024 and June 30, 2025.

During the year ended December 31, 2021, the Company granted 76 RSUs to officers and employees of the Company. These RSUs vest over time, with one-third vesting during each of the years ended 2022, 2023 and 2024.

b) Stock options
				Weighted		Weighted		Weighted
				average		average		average
		No.	No.	remaining		exercise		grant date
	Range of prices	outstanding	exercisable	life (years)		price		share price
C$	6.70 - 10.00	459	371	3.0	C$	6.78	C$	6.78
	10.01 - 15.00	150	-	0.1		13.87		13.87
	15.01 - 20.00	338	108	3.8		17.12		17.12
	20.01 - 25.00	29	29	0.6		24.00		24.00
	30.01 - 30.40	32	32	1.0		30.40		30.40
		1,008	540		C$	12.55

During the year ended December 31, 2022, the Company granted 363 (year ended December 31, 2021 - 467) stock options with a weighted average exercise price of C$11.79. The chart below details the inputs to the Black-Scholes model used in determining the fair value of the options granted during the year (with 0% dividend yield and 0% expected forfeiture rate).

		Year ended
		December 31, 2022						December 31, 2021
		Grant 1		Grant 2		Grant 3		Grant 1		Grant 2		Grant 3
Risk-free interest rate		1.62%		2.46%		2.94%		0.92%		0.95%		0.50%
Expected volatility		75.53%		76.33%		68.84%		83.70%		81.13%		76.78%
Expected life of options		5		5		5		5		5		2
Fair value on grant date	C$	6.93	C$	9.84	C$	4.13	C$	11.92	C$	12.58	C$	4.81
Exercise price	C$	11.22	C$	15.61	C$	6.99	C$	18.10	C$	19.52	C$	13.87
Number of options granted (000)		54		176		133		97		70		300
Expiry		01/20/27		04/01/27		12/14/27		03/24/26		06/22/26		02/01/23

Options vest in equal installments of one-third on the anniversary date of the grant. The remaining weighted average contractual life of options outstanding at December 31, 2022 was 2.7 years (December 31, 2021 - 2.6 years).
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 24

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c)   Warrants

								Expected	Risk-free
No.	No.	Grant	Expiry		Exercise	Expected	Expected	dividend	Interest
outstanding	exercisable	Date	Date		price	volatility	life (years)	yield	rate
342	342	12/07/20	12/08/25	C$	13.00	88%	5.00	0%	0%
342	342			C$	13.00

14 Non-controlling interest

In September 2022, the Company's subsidiary, LPV, completed a reverse takeover of Column Capital Corp. ("CPC") whereby the shareholders of LPV obtained control of CPC. The combined entity was named Largo Physical Vanadium Corp. and commenced trading on the TSX Venture Exchange. The fair value of the shares issued by LPV exceeded the fair value of CPC's net assets by $571 , which was recorded as a listing expense. As part of the transaction, the Company invested cash of C$20,000 and vanadium assets with a fair value at the time of investment of $5,503 (C$7,264) into LPV. LPV received cash from other investors of C$10,220 and incurred share issuance costs of C$638 in connection with this transaction. The difference of $2,022 between the proceeds from the share issuance and the increase in non-controlling interests was recognized in equity. Total vanadium assets acquired in the year ended December 31, 2022 was $14,510 (year ended December 31, 2021 - $nil) and the total vanadium assets held at December 31, 2022 was $14,510 (December 31, 2021 - $nil).

Total
Balance at December 31, 2021	$-
Sale of non-controlling interest	9,937
Net income (loss) attributable to NCI	(775)
Balance at December 31, 2022	$9,162

Selected summarized information relating to LPV is provided below, before any intercompany eliminations:

	December 31,	December 31,
	2022	2021
Current assets	$11,742	$-
Non-current assets	15,344	-
Total assets	$27,086	$-
Current liabilities	374	-
Total Liabilities	$374	$-

15) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 1,550 for the year ended December 31, 2022 (year ended December 31, 2021 - 227).
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 25

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

16) Taxes

a) Tax expense

	Year ended
	December 31,	December 31,
	2022	2021
Income tax expense	$(7,688)	(5,430)
Deferred income tax recovery (expense)	1,423	(3,758)
Total	$(6,265)	(9,188)

The major items causing the Company's income tax expense to differ from the Canadian combined federal and provincial statutory rate of 26.50% (2021 - 26.50%) were:

	Year Ended
	December 31,	December 31,
	2022	2021
Net income before tax	$4,039	$31,759
Expected income tax expense based on statutory rate	(1,070)	(8,416)
Adjustments to expected income tax (expense) recovery:
Permanent differences and other	(15,023)	(9,722)
Tax effect of unrecognized temporary differences and tax losses	(1,442)	(3,465)
Tax incentives and tax loss benefit not previously recognized	4,581	8,712
Effect of tax rates in foreign jurisdictions	6,636	4,971
Foreign exchange	53	(1,268)
Income tax expense	$(6,265)	$(9,188)

b) Changes in deferred tax assets and liabilities

	Year ended	2021
	December 31,	December 31,
	2022	2021
Net deferred income tax asset, beginning of the year	$3,343	$7,178
Deferred income tax recovery (expense)	1,423	(3,758)
Effect of foreign exchange	(170)	(77)
Net deferred income tax asset, end of the year	$4,596	$3,343

	December 31,	December 31,
	2022	2021
Deferred income tax asset	$4,596	$3,343
Net deferred income tax asset	$4,596	$3,343
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 26

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

c) Deferred income tax balances

	December 31,	December 31,
	2022	2021
Brazil
Recognized deferred tax assets:
Non-capital losses	$11,210	$10,565
Mine properties	1,999	1,754
Recognized deferred tax liabilities:
Transitional tax regime	(7,825)	(7,713)
Provisions	(3,402)	(4,227)
	$1,982	$379
Canada
Recognized deferred tax assets:
Non-capital losses	$1,690	$2,009
Ireland
Recognized deferred tax assets:
Non-capital losses	$911	$943
U.S.
Recognized deferred tax assets:
Non-capital losses	$1,738	$1,900
Provisions and other	13	12
Recognized deferred tax liabilities:
Mine properties, plant and equipment	(1,738)	(1,900)
	$13	$12

Net deferred income tax asset	$4,596	$3,343

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	December 31,	December 31,
	2022	2021
Canada
Non-capital loss carry-forwards	$45,649	$46,921
Mine properties, plant and equipment	17,561	18,778
Capital losses and foreign exchange	11,760	9,215
Share issue costs	438	1,856
Ireland
Mine properties, plant and equipment	$-	$2
U.S.
Non-capital loss carry-forwards	$36,645	$10,633
Provisions and other	361	394
Mine properties, plant and equipment	267	584
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 27

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company has non-Canadian resident subsidiaries that have undistributed earnings of $28,381 at December 31, 2022.  These undistributed earnings are not expected to be repatriated in the foreseeable future and the Company has control over the timing of such repatriations.  Accordingly, taxes that may apply on repatriation have not been provided for.

The Company has approximately $17,561 (December 31, 2021 - $18,778) of Canadian development and exploration expenditures and $1,999 (December 31, 2021 - $1,754) of development costs in Brazil at December 31, 2022, which under certain circumstances can be used to reduce the taxable income of future years.

The non-capital losses in the United States, Brazil and Ireland carry forward indefinitely. The non-capital losses in Canada expire as follows:

Expiry Date	Amount	Expiry Date	Amount	Expiry Date	Amount
2033	$3,092	2036	$2,754	2039	$13,751
2034	16,691	2037	3,848	2040	7
2035	133	2038	11,315	2042	109
					$51,700

Deferred tax assets have only been recognized to the extent of the value of the deferred tax liabilities because it is not probable that the remaining temporary difference will reverse in the foreseeable future and that taxable profit will be available against which the tax benefits can be utilized.

17) Related party transactions

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The remuneration of directors and other members of key management personnel during the year was as follows:

	Year ended
	December 31,	December 31,
	2022	2021
Short-term benefits	$3,499	$3,879
Share-based payments	2,285	2,428
Total	$5,784	$6,307

Refer to note 19 for additional commitments with management.

18) Segmented disclosure

The Company has six operating segments: sales & trading, mine properties, corporate, exploration and evaluation properties ("E&E properties") (included as part of inter-segment transactions & other), Largo Clean Energy and Largo Physical Vanadium. Corporate includes the corporate team that provides administrative, technical, financial and other support to all of the Company's business units, as well as being part of the Company's sales structure.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 28

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

						Inter-
				Largo	Largo	segment
	Sales &	Mine		Clean	Physical	transactions
	trading	properties	Corporate	Energy	Vanadium	& other		Total
Year ended December 31, 2022
Revenues	$198,767	$185,434	$162,506	$-	$-	$(317,456)		$229,251

Operating costs	(195,591)	(142,945)	(156,737)	-	-	325,554		(169,719)
Professional, consulting and management fees	(1,832)	(4,969)	(6,705)	(10,044)	(1,727)	-		(25,277)
Foreign exchange (loss) gain	(107)	1,091	100	2	498	-		1,584
Other general and administrative expenses	(525)	(6,497)	(1,830)	(4,743)	(265)	(459	) [1]	(14,319)
Share-based payments	-	-	(2,372)	-	-	-		(2,372)
Finance costs	(36)	(1,394)	(16)	(79)	(40)	(23	) [1]	(1,588)
Interest income	-	596	351	-	162	-		1,109
Technology start-up costs	-	-	-	(11,956)	-	(739	) [1]	(12,695)
Exploration and evaluation costs	-	(1,928)	-	-	-	(7	) [2]	(1,935)
	(198,091)	(156,046)	(167,209)	(26,820)	(1,372)	324,326		(225,212)
Net income (loss) before tax	676	29,388	(4,703)	(26,820)	(1,372)	6,870		4,039
Income tax expense	(71)	(7,617)	-	-	-	-		(7,688)
Deferred income tax recovery (expense)	(31)	1,773	(319)	-	-	-		1,423
Net income (loss)	$574	$23,544	$(5,022)	$(26,820)	$(1,372)	$6,870		$(2,226)
Revenues (after inter-segment eliminations)	$198,274	$30,663	$314	$-	$-	$-		$229,251
At December 31, 2022
Total non-current assets	$934	$148,508	$20,525	$12,389	$15,344	$3,906		$201,606
Total assets	$73,874	$250,926	$90,770	$15,941	$27,086	$(102,847)[3]		$355,750
Total liabilities	$56,566	$72,842	$53,373	$5,092	$374	$(107,051)[4]		$81,196

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. Inter-segment transaction elimination of $(106,773) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $3,924 and E&E properties total assets of $2.

4. Inter-segment transaction elimination of $(107,225) partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $174.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 29

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

					Inter-
				Largo	segment
	Sales &	Mine		Clean	transactions
	trading	properties	Corporate	Energy	& other		Total
Year ended December 31, 2021
Revenues	$163,105	$161,790	$135,309	$-	$(261,924)		$198,280
Operating costs	(153,387)	(110,184)	(130,165)	-	260,726		(133,010)
Professional, consulting and management fees	(1,642)	(4,162)	(7,036)	(5,081)	(1	) [2]	(17,922)
Foreign exchange (loss) gain	(161)	574	207	(10)	-		610
Other general and administrative expenses	(414)	(1,500)	(2,358)	(2,029)	(103	) [3]	(6,404)
Share-based payments	-	-	(3,135)	-	-		(3,135)
Finance costs	(32)	(1,022)	(13)	(62)	(6	) [1]	(1,135)
Technology start-up costs	-	-	-	(3,121)	(714	) [1]	(3,835)
Interest income	-	275	128	-	-		403
Exploration and evaluation costs	-	(2,078)	-	-	(15	) [2]	(2,093)
	(155,636)	(118,097)	(142,372)	(10,303)	259,887		(166,521)
Net income (loss) before tax	7,469	43,693	(7,063)	(10,303)	(2,037)		31,759
Income tax expense	(74)	(5,356)	-	-	-		(5,430)

Deferred income tax (expense) recovery	955	(4,388)	(325)	-	-		(3,758)
Net income (loss)	$8,350	$33,949	$(7,388)	$(10,303)	$(2,037)		$22,571
Revenues (after inter-segment eliminations)	$160,535	$33,705	$4,040	$-	$-		$198,280
At December 31, 2021
Total non-current assets	$961	$123,783	$18,303	$10,884	$-		$153,931
Total assets	$56,631	$191,086	$111,703	$18,084	$(63,595)[4]		$313,909
Total liabilities	$39,907	$34,604	$21,467	$6,488	$(54,254)[5]		$48,212

1. Amounts relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment.

2. Amount relating to E&E properties.

3. $100 relating to Largo Titânio Ltda. and Largo Tech Ltda., which are not an operating segment, and $3 relating to E&E properties.

4. Inter-segment transaction elimination of $63,711 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total assets of $114 and E&E properties total assets of $2.

5. Inter-segment transaction elimination of $54,327 partially offset by Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $73.

In the year ended December 31, 2022, the Company's revenues are from transactions with multiple customers, including one customer in the Sales & trading segment who represented more than 10% (and less than 15%) of revenues during that period. In the year ended December 31, 2021, the Company's revenues are from transactions with three customers who each represented more than 10% of revenues during that period.

19) Commitments and contingencies

At December 31, 2022, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are approximately $2,648 and all payable within one year. These contracts also require that additional payments of up to approximately $3,972 be made upon the occurrence of certain events such as change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these consolidated financial statements.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 30

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

In 2021, the Company signed a 10-year exclusive off-take agreement with a third party for the purchase of all standard and high purity grade vanadium products they produce. The annual quantity to be delivered to the Company in 2023 is 220 tonnes of V2O5, with the Company having a right of first refusal over additional amounts.

The Company's Largo Clean Energy business is required to pay a royalty of 7.5% of the net sales price of each VRFB which contains a manufactured licensed product or uses or transfers a licensed product on or after January 1, 2022. Refer to note 7 for details of the royalties payable at the Maracás Menchen Mine.

The Company is committed to a minimum amount of rental payments under five leases of office space which expire between February 28, 2023 and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $397, including $243 due within one year.

At the Company's Maracás Menchen Mine and at Largo Clean Energy, the Company has entered into purchase order contracts with remaining amounts due related to goods not received or services not rendered as of December 31, 2022 of $10,693.

The Company and its subsidiaries are party to legal proceedings regarding labour matters. A provision was recorded at December 31, 2021 for such proceedings in Brazil in an amount of R$469 ($84). At December 31, 2022, the provision recognized was R$1,223 ($234). Refer to note 11 for details of provisions recognized. The outcome of these proceedings remains dependent on the final judgment. Management does not expect the outcome of any of the remaining proceedings to have a materially adverse effect on the results of the Company's financial position or results of operations.

20) Capital management

The Company manages its capital to ensure that it will be able to continue to meet its financial and operational strategies and obligations, whilst maximizing the return to shareholders.

In the management of capital, the Company includes the components of shareholders' equity and debt. The Company manages the capital structure and makes adjustments thereto in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets, attempt to obtain additional debt financing or repay debt facilities.

	December 31,	December 31,
	2022	2021
Equity attributable to owners of the Company	$265,392	$265,697
Debt	40,000	15,000
	$305,392	$280,697

There were no changes in the Company's capital management strategy during the year ended December 31, 2022 compared to the previous year.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 31

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

21) Financial instruments

Financial assets and financial liabilities at December 31, 2022 and December 31, 2021 were as follows:

	December 31,	December 31,
	2022	2021
Cash	$54,471	$83,790
Restricted cash	470	448
Trade and other receivables	18,313	22,172
Accounts payable and accrued liabilities (including non-current)	26,960	19,723
Total debt	40,000	15,000

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the consolidated statements of financial position approximate fair values because of the limited term of these instruments.  Cash and restricted cash are classified as FVTPL and included in level 1.  The debt facilities were secured at interest rates consistent with the rates seen at December 31, 2022 and thus the carrying amount of debt approximates fair value.

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2021. The Company does not have any financial instruments measured using Level 3 inputs. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 32

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $18,285, $8,359 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At December 31, 2022, no amounts are past due and in the year ended December 31, 2022, the Company has not experienced any credit losses. At December 31, 2022, the loss allowance for trade receivables was determined to be $nil (December 31, 2021 - $58), with any movement recognized as a component of finance costs (note 23). There have been no write offs of trade receivables.

c) Liquidity risk

The following table details the Company's expected remaining contractual cash flow requirements at December 31, 2022 for its financial liabilities with agreed repayment periods.

	Less than	6 months
	6 months	to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$26,634	$-	$326	$-
Debt (note 10)	-	4,000	36,000	-
Operating and purchase commitments	12,139	1,446	132	22
Total	$38,773	$5,446	$36,458	$22

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $54,471 (December 31, 2021 - $83,790). Refer to note 8 for lease commitments, note 19 for other commitments and contingencies and note 24 for debt facilities secured subsequent to December 31, 2022.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At December 31, 2022, the Company had no debt that is subject to floating interest rates and does not have any exposure to floating interest rates.

Foreign currency risk

At December 31, 2022, the Company's outstanding debt is 100% denominated in U.S. dollars (December 31, 2021 - 100% U.S. dollar denominated).

The impact of fluctuations in foreign currency on cash and debt relates primarily to fluctuations between the U.S. dollar, the Canadian dollar, the Brazilian real and the Euro. At December 31, 2022, the Company's U.S. dollar functional currency entities had cash denominated in Canadian dollars, Euros and Swiss francs and the Company's Brazilian real functional currency entities had cash and debt denominated in U.S. dollars.

A 5% change in the value of the Canadian dollar, the Euro and the Swiss franc relative to the U.S. dollar would affect the value of these cash balances at December 31, 2022 by approximately $445. A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $241.

Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 33

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

22) Revenues

	Year ended
	December 31,	December 31,
	2022	2021
Vanadium sales from contracts with customers	$229,251	$198,280
Total	$229,251	$198,280

	Year ended
	December 31,	December 31,
	2022	2021
V2O5 revenues
Produced products	$123,529	$100,901
Purchased products	3,184	455
	126,713	101,356
V2O3 revenues
Produced products	$8,534	$-
Purchased products	962	-
	9,496	-
FeV revenues
Produced products	$71,025	$88,761
Purchased products	22,017	8,163
	93,042	96,924
Total	$229,251	$198,280

23) Expenses

	Year ended
	December 31,	December 31,
	2022	2021
Finance costs:
Interest expense and fees	$1,379	$922
Interest on lease liabilities	84	59
Accretion	183	147
Loss allowance for trade receivables	(58)	7
	$1,588	$1,135
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 34

Largo Inc.

Expressed in thousands / 000's of U.S. dollars and shares (except per share information)

Notes to the Annual Consolidated Financial Statements

	Year ended
	December 31,	December 31,
	2022	2021
Operating costs:
Direct mine and production costs	$94,521	$75,126
Conversion costs	8,070	9,252
Product acquisition costs	24,426	9,666
Royalties	10,371	8,867
Distribution costs	9,169	5,302
Inventory write-down (note 5)	2,304	3,210
Depreciation and amortization	20,882	21,537
Iron ore costs	659	50
Insurance proceeds	(683)	-
	$169,719	$133,010
Other general and administrative expenses:
Shareholder and regulatory	$241	$358
Travel	1,055	590
Donations	358	1,005
Occupancy	553	459
Information technology	1,025	1,076
Depreciation and amortization	2,396	974
Provisions	5,107	-
Office and other	3,584	1,942
	$14,319	$6,404
Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$12,039	$8,218
Share-based payments	2,372	3,135
	$14,411	$11,353

24)    Subsequent events

In January 2023, the Company entered into a two-year loan agreement for $15,000, bearing interest at 6.85% per annum. Payments are due quarterly with principal repayments starting after a grace period of 180 days. Also in January 2023, the Company entered into a three-year loan agreement for $10,000, bearing interest at 8.36% per annum and an initial fee of 0.70% of the principal. Payments are due semi-annually with principal repayments starting after a grace period of 360 days.
Annual Consolidated Financial Statements for the Years Ended December 31, 2022 and 2021 35